

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2014

Via E-mail
Mr. Michael Beyer
Chief Executive Officer
Foresight Energy Partners LP
211 North Broadway, Suite 2600
Saint Louis, MO 63102

> **Re:** **Foresight Energy Partners LP**
> **Registration Statement on Form S-1**
> **Filed April 2, 2014**
> **File No. 333-179304**

Dear Mr. Beyer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 23
Restrictions in the agreements…, page 37

1.   Please revise to disclose whether the $50 million referenced on page 38 is a quarterly or annual limit.

Capital Expenditures, page 74

2.   We note that the $95.4 million referenced in your response to comment 13 does not agree with $50.4 million disclosed in the prospectus. Please revise to reconcile the apparent inconsistency or advise.

3.   We note your revised disclosure and response to comments 14 and 15 of our letter dated March 17, 2014. It is still unclear how you distinguish between maintenance and expansion. For example, the phrase "to the extent such expenditures are made to

maintain our long-term operating capacity or net income" on page 71 does not clarify why a particular mine expansion or acquisition would be deemed maintenance rather than expansion. We also note in "capital expenditures" at bottom of page 70 that you attribute maintenance capital to an additional longwall system at Sugar Camp; whereas your response to comment 13 indicates that expenditures on new systems are considered expansion capital. Please revise to clarify.

4.   Similarly, we note the statement on page 74 that your general partner will determine if an expenditure is made to maintain or increase long term operating capacity or net income, and that items determined to be made to maintain current operating capacity or net income will be characterized as maintenance capital expenditures, while those that are made to increase long term operating capacity or net income will be characterized as expansion capital expenditures. It is still unclear under what circumstances expenditures associated with expanding an existing mine or acquiring new reserves would be determined to be maintenance rather than expansion. Please describe the principal factors the general partner will consider when determining whether such expenses are maintenance or expansion.

5.   Please revise to add your response to comment 13 to this section and provide additional explanation where appropriate of how expansion capital expenditure funding by Foresight Reserves followed by purchase of expansion projects by the Partnership will impact you.

Liquidity and Capital Resources, page 100

6.   Please revise to provide quantified disclosure where you reference cash flows from operations and access to funding being sufficient "to fund long-term expansion capital expenditures."

Coal Sales Contracts, page 127

7.   We note your response to prior comment 18. Please provide an analysis showing how you concluded that the loss of customers A or B would not have a material adverse effect on the partnership.

Management, page 156

8.   We note your response to prior comment 20. The disclosure required by Item 401(e) should be provided in the prospectus. Please revise accordingly.

Certain Relationships…, page 171

9.   Please clarify the relationship between Seneca Industries, you and related parties referenced on page 181. Additionally, it is unclear why you do not include the $375 million distribution to members, as referenced on page 95, in this section.

Material U.S. Federal Income Tax Consequences, page 208

10.   Please tell us whether you have considered revising Recent Legislative Developments or similar disclosure to address recent reports that the IRS is reviewing its treatment of publicly traded partnerships.

Other

11.   We are reviewing your response to comment 3 of our letter dated March 17, 2014 and may have further comment.

12.   We note your response to comment 25 and references to Patton Mining, Mach Mining, Viking Mining and others. With a view to clarifying disclosure, please advise us if you use model contracts, assignments or other arrangements with the several mining entities. Please revise the Summary and Business sections to clarify, if true, that you have no mining employees and conduct substantially all of your mining operations with contract workers. Similarly, the footnote reference on page 13 to "as needed" work should be revised to indicate, if true, that all of the work is conducted by third party employees. And the reference on page 33 to your "work force that is contracted through our operators" should be revised to clarify whether the miners are employed by your subsidiaries or by VIEs. If substantially all mining employees are hired by third party contractors, it is unclear to what extent your own employees supervise operations. Please revise where appropriate to clarify.

General

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Giugliano, Staff Accountant, at (202) 551-3319 or Angela Halac, Senior Staff Accountant, at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610 with questions regarding engineering comments. Please contact Ruairi Regan at (202) 551-3269 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director